UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

232429 100
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 232429 100	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Yaron Eitan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		679,688 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		827,374 (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		679,688 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

827,374 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,507,062

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Consists of 585,938 shares of common stock and 93,750 warrants to purchase shares of common stock.

(2) Consists of 234,374 shares of common stock and 593,000 warrants to purchase shares of common stock held by SCP Private Equity Management Company, LLC. Mr. Eitan, along with Winston Churchill, Thomas G. Rebar and Wayne B. Weisman, are joint and equal owners of SCP Private Equity Management Company, LLC, each with equivalent rights as a member therein.

CUSIP No. 232429 100	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Cyalume Technologies Holdings, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

96 Windsor St. West Springfield, MA 01089

Item 2(a)	Name of Person Filing:

Yaron Eitan

Item 2(b)	Address of Principal Business Office or, if None, Residence:

96 Windsor St.; West Springfield, MA 01089

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number:

232429 100

Item 3.	Not Applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 1,507,062

(b) Percent of class: 9.5% (calculated based on 15,135,819 shares of Common Stock outstanding as of January 30, 2009).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 679,688 (1)

(ii) Shared power to vote or to direct the vote: 827,374 (2)

(iii) Sole power to dispose or to direct the disposition of: 679,688 (1)

(iv) Shared power to dispose or to direct the disposition of: 827,374 (2)

    (1) Consists of 585,938 shares of common stock and 93,750 warrants to purchase shares of common stock.

    (2) Consists of 234,374 shares of common stock and 593,000 warrants to purchase shares of common stock held by SCP Private Equity Management Company, LLC.
    Mr. Eitan, along with Winston Churchill, Thomas G. Rebar and Wayne B.
    Weisman, are joint and equal owners of SCP Private Equity Management
    Company, LLC, each with equivalent rights as a member therein.

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

CUSIP No. 232429 100	13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Securities. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

CUSIP No. 232429 100	13G	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

February 6, 2009

/s/ Yaron Eitan
Yaron Eitan